Mail Stop 3561

May 21, 2008

Ms. Tammy-Lynn McNabb, CEO and President
Welwind Energy International Corp.
10-20172 113B Avenue
Maple Ridge, British Columbia
Canada V2X 0Y9

> **Re: Welwind Energy International Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 14, 2008**
> **File No. 000-26673**

Dear Ms. McNabb:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant